082-00137

POWER CORPORATION OF CANADA

751 VICTORIA SQUARE, MONTRÉAL, QUÉBEC, CANADA H2Y 2J3

TELEPHONE (514) 286-7400
TELECOPIER (514) 286-7424

08002624

SUPPL

DIVIDEND NOTICE

NOTICE IS HEREBY GIVEN that the Board of Directors of Power Corporation of Canada has declared the following dividends:

(1) A dividend (No. 90) on the outstanding Cumulative Redeemable First Preferred Shares, 1986 Series (POW.PR.F) of the Corporation, for the quarter ending July 15, 2008, payable July 15, 2008 to shareholders of record at the close of business on June 20, 2008 in an amount per share to be determined in accordance with the Articles of Continuance of the Corporation.

(2) A dividend (No. 36) of 35 cents per share on the First Preferred Shares, Series A (POW.PR.A) of the Corporation, for the quarter ending July 15, 2008, payable July 15, 2008 to shareholders of record at the close of business on June 20, 2008.

(3) A dividend (No. 27) of 33.4375 cents per share on the First Preferred Shares, Series B (POW.PR.B) of the Corporation, for the quarter ending July 15, 2008, payable July 15, 2008 to shareholders of record at the close of business on June 20, 2008.

(4) A dividend (No. 23) of 36.25 cents per share on the First Preferred Shares, Series C (POW.PR.C) of the Corporation, for the quarter ending July 15, 2008, payable July 15, 2008 to shareholders of record at the close of business on June 20, 2008.

(5) A dividend (No. 11) of 31.25 cents per share on the First Preferred Shares, Series D (POW.PR.D) of the Corporation, for the quarter ending July 15, 2008, payable July 15, 2008 to shareholders of record at the close of business on June 20, 2008.

(6) A dividend (No. 319) of 29 cents per share on the outstanding Participating Preferred Shares (POW.PR.E) of the Corporation, for the quarter ending June 30, 2008, payable June 30, 2008 to shareholders of record at the close of business on June 9, 2008.

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(7) A dividend (No. 261) of 29 cents per share on the outstanding Subordinate Voting Shares (POW) of the Corporation, for the quarter ending June 30, 2008, payable June 30, 2008 to shareholders of record at the close of business on June 9, 2008.

BY ORDER OF THE BOARD

Edward Johnson
Senior Vice-President,
General Counsel and Secretary

Montréal, Québec
May 9, 2008

POWER
CORPORATION
OF CANADA

751 VICTORIA SQUARE, MONTRÉAL, QUÉBEC, CANADA H2Y 2J3 TELEPHONE (514) 286-7400 TELECOPIER (514) 286-7424

NEWS RELEASE

FOR IMMEDIATE RELEASE

Readers are referred to the sections entitled "Forward-looking Statements" and "Non-GAAP Financial Measures" at the end of this release.

DIVIDEND INCREASE 20.2%

Montréal, Québec, May 9, 2008 – Power Corporation of Canada's operating earnings for the three-month period ended March 31, 2008 were $304 million or $0.64 per share, compared with $363 million or $0.78 per share in the corresponding period of 2007.

The decrease in operating earnings in 2008 reflects a lower level of income from investments in 2008 compared with 2007 where the Corporation recorded substantial gains generated by the Corporation's investment in the Sagard 1 Fund in Europe and the Corporation's QFII operations in China.

Other income was $72 million or $0.16 per share in the first quarter of 2008, compared with nil in the first quarter of 2007 and consisted of the Corporation's share of non-operating earnings recorded by Power Financial as discussed below.

As a result, net earnings for the period were $376 million or $0.80 per share, compared with $363 million or $0.78 per share in the first quarter of 2007.

RESULTS OF POWER FINANCIAL CORPORATION

Power Financial Corporation's operating earnings for the three-month period ended March 31, 2008 were $491 million or $0.67 per share, compared with $482 million or $0.66 per share in the corresponding period in 2007. This represents a 1.8% increase on a per share basis. Earnings were impacted by the increase in the foreign exchange value of the Canadian dollar compared with Great-West Lifeco's major operating currencies. Based upon Lifeco's growth in earnings on a constant currency basis, Power Financial's operating earnings on a per share basis for the quarter would have increased by 9.0%.

Growth in operating earnings reflects primarily growth in the contribution from the corporation's subsidiaries and Parjointco.

Other income was $95 million or $0.13 per share in the first quarter of 2008 and consisted of Power Financial's share of non-operating earnings recorded by Lifeco as well as by Pargesa

The 2008 results of Great-West Lifeco include two non-recurring items that totalled $118 million, after tax, or $0.132 per common share. A gain of approximately $176 million was realized in connection with the termination of a long-standing assumption reinsurance agreement under which GWL&A had reinsured a block of U.S. participating policies. This gain was partly mitigated by an increase in policy reserves to provide for an increase in overhead costs expected to be absorbed as a result of the sale of Great-West Healthcare.

Net earnings, including other income, for the three-month period ended March 31, 2008 were $586 million or $0.80 per share, compared with $482 million or $0.66 per share in the first quarter of 2007.

DIVIDENDS ON PREFERRED SHARES

The Board of Directors today declared quarterly dividends on the Corporation's preferred shares, as follows:

Type of shares	*Record Date*	*Payment Date*	*Amount*
1986 Series	June 20, 2008	July 15, 2008	To be determined In accordance with the articles of the Corporation
Series A	June 20, 2008	July 15, 2008	35¢
Series B	June 20, 2008	July 15, 2008	33.4375¢
Series C	June 20, 2008	July 15, 2008	36.25¢
Series D	June 20, 2008	July 15, 2008	31.25¢

DIVIDENDS ON PARTICIPATING SHARES

The Board of Directors also declared a dividend of 29 cents on the Participating Preferred and Subordinate Voting Shares of the Corporation, payable June 30, 2008 to shareholders of record June 9, 2008. This represents an increase of 4.875 cents or 20.2% over the previous quarterly dividend of 24.125 cents.

For purposes of the Income Tax Act (Canada) and any similar provincial legislation, all of the above dividends of the Corporation's preferred and subordinate voting shares are eligible dividends.

Forward-looking Statements

Certain statements in this press release, other than statements of historical fact, are forward-looking statements based on certain assumptions and reflect the Corporation's or its subsidiaries' current expectations. Forward-looking statements are provided for the purpose of presenting information about management's current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes.These statements may include, without limitation, statements regarding the operations, business, financial condition, priorities, ongoing objectives, strategies and outlook of Power Corporation and its subsidiaries for the current fiscal year and subsequent periods. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "plans", "believes", "estimates", "intends", "targets", "projects", "forecasts" or negative versions thereof and other similar expressions, or future or conditional verbs such as "may", "will", "should", "would" and "could".

This information is based upon certain material factors or assumptions that were applied in drawing a conclusion or making a forecast or projection as reflected in the forward-looking statements, including the perception of historical trends, current conditions and expected future developments, as well as other factors that are believed to be appropriate in the circumstances.

By its nature, this information is subject to inherent risks and uncertainties that may be general or specific. A variety of material factors, many of which are beyond the Corporation's and its subsidiaries' control, affect the operations, performance and results of the Corporation and its subsidiaries, and their businesses, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. These factors include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, management of market liquidity and funding risks, changes in accounting policies and methods used to report financial condition, including uncertainties associated with critical accounting assumptions and estimates, the effect of applying future accounting changes, business competition, technological change, changes in government regulation and legislation, changes in tax laws, unexpected judicial or regulatory proceedings, catastrophic events, the Corporation's and its subsidiaries' ability to complete strategic transactions and integrate acquisitions, and the Corporation's and its subsidiaries' success in anticipating and managing the foregoing factors.

The reader is cautioned that the foregoing list of factors is not exhaustive of the factors that may affect any of the Corporation's and its subsidiaries' forward-looking statements. The reader is also cautioned to consider these and other factors carefully and not to put undue reliance on forward-looking statements.

Other than as specifically required by law, the Corporation undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results, or otherwise.

Additional information about the risks and uncertainties associated with the Corporation's business is provided in its disclosure materials, including its most recent Management's Discussion and Analysis and Annual Information Form, filed with the securities regulatory authorities in Canada, available at www.sedar.com.

Non-GAAP Financial Measures

In analysing the financial results of the Corporation and consistent with the presentation in previous years, net earnings are subdivided into the following components:

- *operating earnings; and*
- *other items, which include the after-tax impact of any item that management considers to be of a non-recurring nature or that could make the period-over-period comparison of results from operations less meaningful, and also include the Corporation's share of any such item presented in a comparable item manner by its subsidiaries.*

Management has used these financial measures for many years in its presentation and analysis of the financial performance of Power Corporation, and believes that they provide additional meaningful information to readers in their analysis of the results of the Corporation.

As a consequence of GWL&A's sale of its healthcare business, the results from Lifeco's U.S. healthcare business are presented in the consolidated financial statements as "discontinued operations", in accordance with GAAP, Power Corporation's share of these results is included in operating earnings.

Operating earnings and operating earnings per share are non-GAAP financial measures that do not have a standard meaning and may not be comparable to similar measures used by other entities.

- 30 -

Attachments: Financial Information (unaudited)

For further information, please contact:

Mr. Edward Johnson
Senior Vice-President, General Counsel and Secretary
(514) 286-7400

Power Corporation of Canada

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)	March 31, 2008 (unaudited)	December 31, 2007
Assets		
Cash and cash equivalents	**5,889**	6,320
Investments		
Shares	**8,216**	8,426
Bonds	**66,935**	65,069
Mortgages and other loans	**16,983**	16,423
Loans to policyholders	**6,521**	6,317
Real estate	**2,693**	2,549
	101,348	98,784
Funds held by ceding insurers	**14,393**	1,512
Investments at equity	**3,359**	3,527
Assets of operation held for sale	**670**	697
Intangible assets	**5,176**	5,072
Goodwill	**9,396**	9,343
Future income taxes	**879**	826
Other assets	**7,076**	7,064
	148,186	133,145
Liabilities		
Policy liabilities		
Actuarial liabilities	**102,195**	87,681
Other	**4,472**	4,385
Deposits and certificates	**940**	857
Funds held under reinsurance contracts	**169**	164
Liabilities of operations held for sale	**396**	428
Debentures and other borrowings	**6,803**	6,875
Preferred shares of subsidiaries	**1,614**	1,603
Capital trust securities and debentures	**636**	639
Future income taxes	**785**	841
Other liabilities	**7,031**	6,854
	125,041	110,327
Non-controlling interests	**12,965**	12,781
Shareholders' Equity		
Stated capital		
Non-participating shares	**793**	794
Participating shares	**508**	475
Contributed surplus	**83**	78
Retained earnings	**8,559**	8,304
Accumulated other comprehensive income	**237**	386
	10,180	10,037
	148,186	133,145

CONSOLIDATED STATEMENTS OF EARNINGS

Three months ended March 31 (unaudited) (in millions of Canadian dollars, except per share amounts)	**2008**	2007
Revenues		
Premium income	**16,790**	5,342
Net investment income		
Regular net investment income	**1,424**	1,537
Change in fair value on held-for-trading assets	**(940)**	(417)
	484	1,120
Fee and media income	**1,542**	1,301
	18,816	7,763
Expenses		
Policyholder benefits, dividends and experience refunds and change in actuarial liabilities	**16,284**	5,341
Commissions	**541**	554
Operating expenses	**1,037**	823
Financing charges	**142**	86
	18,004	6,804
	812	959
Share of earnings of investments at equity	**13**	12
Other income, net	**18**	–
Earnings from continuing operations before income taxes and non-controlling interests	**843**	971
Income taxes	**189**	226
Non-controlling interests	**299**	409
Earnings from continuing operations	**355**	336
Earnings from discontinued operations	**21**	27
Net earnings	**376**	363

Earnings per participating share		
Basic	**0.80**	0.78
Diluted	**0.80**	0.77

SEGMENTED INFORMATION

Information on Profit Measure

Three months ended March 31, 2008	**Lifeco**	**IGM**	**Parjointco**	**Other**	**Total**
Revenues					
Premium income	**16,790**	**–**	**–**	**–**	**16,790**
Net investment income					
Regular net investment income	**1,352**	**61**	**–**	**11**	**1,424**
Change in fair value on held-for-trading assets	**(940)**	**–**	**–**	**–**	**(940)**
	412	**61**	**–**	**11**	**484**
Fee and media income	**797**	**654**	**–**	**91**	**1,542**
	17,999	**715**	**–**	**102**	**18,816**
Expenses					
Policyholder benefits, dividends and experience refunds and change in actuarial liabilities	**16,284**	**–**	**–**	**–**	**16,284**
Commissions	**322**	**235**	**–**	**(16)**	**541**
Operating expenses	**710**	**167**	**–**	**160**	**1,037**
Financing charges	**106**	**22**	**–**	**14**	**142**
	17,422	**424**	**–**	**158**	**18,004**
	577	**291**	**–**	**(56)**	**812**
Share of earnings of investments at equity	**–**	**–**	**17**	**(4)**	**13**
Other income (charges), net	**–**	**–**	**9**	**9**	**18**
Earnings from continuing operations before income taxes and non-controlling interests	**577**	**291**	**26**	**(51)**	**843**
Income taxes	**109**	**79**	**–**	**1**	**189**
Non-controlling interests	**183**	**131**	**9**	**(24)**	**299**
Contribution to consolidated earnings from continuing operations	**285**	**81**	**17**	**(28)**	**355**
Contribution to consolidated earnings from discontinued operations	**21**	**–**	**–**	**–**	**21**
Contribution to consolidated net earnings	**306**	**81**	**17**	**(28)**	**376**

Information on Profit Measure

Three months ended March 31, 2007	Lifeco	IGM	Parjointco	Other	Total
Revenues					
Premium income	5,342	–	–	–	5,342
Net investment income					
Regular net investment income	1,394	63	–	80	1,537
Change in fair value on held–for-trading assets	(417)	–	–	–	(417)
	977	63	–	80	1,120
Fee and media income	553	658	–	90	1,301
	6,872	721	–	170	7,763
Expenses					
Policyholder benefits, dividends and experience refunds and change in actuarial liabilities	5,341	–	–	–	5,341
Commissions	340	231	–	(17)	554
Operating expenses	522	157	–	144	823
Financing charges	51	22	–	13	86
	6,254	410	–	140	6,804
	618	311	–	30	959
Share of earnings of investments at equity	–	–	18	(6)	12
Other income (charges), net	–	–	–	–	–
Earnings from continuing operations before income taxes and non-controlling interests	618	311	18	24	971
Income taxes	113	99	–	14	226
Non-controlling interests	291	134	6	(22)	409
Contribution to consolidated earnings from continuing operations	214	78	12	32	336
Contribution to consolidated earnings from discontinued operations	27	–	–	–	27
Contribution to consolidated net earnings	241	78	12	32	363

END